Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007

First Niagara’s Success is Built on Local Bankers Making
Local Decisions in Every Community Where it Does Business
First Niagara Financial Group’s successful business model is distinguished by empowering regional leaders to make local lending and other key decisions in their individual markets to best serve their customers and communities. We are confident that the combination of First Niagara and NewAlliance will be beneficial to employees, customers, shareholders and the communities we serve.
By combining with First Niagara, one of the nation’s strongest and fastest growing banks, NewAlliance will be able to provide a substantially broader range of banking products and other financial services to the communities it serves. The combined company will be well-positioned to continue NewAlliance’s record of philanthropic giving, CRA and minority lending and other community support.
“Our business model has served us well in all of our markets including our legacy footprint in New York and our new markets in Pennsylvania where customers and communities are attracted to our approach and our responsiveness as an organization. We firmly believe our success is built on having local bankers who know the communities make 95 percent of the credit decisions in the regions where we do business,” First Niagara First Vice President Leslie G. Garrity said. “In Connecticut, in-market leadership will be based in what is now the NewAlliance Bank Building on Church Street in New Haven, which will become the New England Regional Market Center for First Niagara. Our team leaders in New Haven and across Connecticut and Massachusetts will make local decisions on credit and banking operations, as well as philanthropy and corporate citizenship.”
First Niagara has already named about 10 senior NewAlliance officers who will assume key leadership roles for the combined company, and will remain based in NewAlliance’s current footprint upon completion of the transaction. As in other regions where it does business, First Niagara’s New England officers will be responsible for ensuring that the bank is making credit available to local consumers and businesses, providing exceptional service, and being good corporate citizens in the communities where they live and work.

“We look forward to making additional senior-level appointments for post-merger leadership roles in the coming weeks,” Garrity added.
The merger closing continues to be expected in April 2011, subject to shareholder and regulatory approval. The transaction is designed to create a regional banking powerhouse with superior credit quality, more than $29 billion in assets, $18 billion in deposits and 340 branches in New England, Pennsylvania and Upstate New York. First Niagara intends to maintain all of NewAlliance’s current branch locations.
About NewAlliance Bancshares
NewAlliance Bancshares is a New Haven, Connecticut headquartered regional banking and financial services company and the parent company of NewAlliance Bank, the third largest bank headquartered in Connecticut and fourth largest headquartered in New England. NewAlliance Bank has a network of 88 branches in Connecticut and western Massachusetts with assets of $8.8 billion. NewAlliance Bank provides a full range of consumer and commercial banking products and services, trust services and investment and insurance products and services. The bank’s website is at www.newalliancebank.com. Shareholders are encouraged to monitor the investor relations section of the company’s website.
About First Niagara Financial Group
First Niagara Financial Group, Inc., through its wholly owned subsidiary, First Niagara Bank, N.A., has $21 billion in assets, 257 branches and $13 billion in deposits. First Niagara Bank is a multi-state community-oriented bank with about 3,800 employees providing financial services to individuals, families and businesses. Upon completion of its pending merger with NewAlliance Bancorp, Inc. — subject to customary closing conditions including approvals from regulators and shareholders — First Niagara will have more than $29 billion in assets, $18 billion in deposits and 340 branches across Upstate New York, Pennsylvania, Connecticut and Massachusetts. For more information, visit www.fnfg.com.

Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. (“First Niagara”) has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement/Prospectus for NewAlliance Bancshares, Inc. (“NewAlliance”) and First Niagara, as well as other relevant documents concerning the proposed transaction. NewAlliance and First Niagara have mailed the definitive Joint Proxy Statement/Prospectus to stockholders of NewAlliance and First Niagara (which mailings were first made on or about November 5, 2010). Stockholders are urged to read the Registration Statement and the definitive Joint Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the definitive Joint Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements
This release contains forward-looking statements with respect to the financial condition and results of operations of First Niagara Financial Group, Inc. including, without limitations, statements relating to the earnings outlook of the Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) changes in the interest rate environment; (2) competitive pressure among financial services companies; (3) general economic conditions including an increase in non-performing loans that could result from an economic downturn; (4) changes in legislation or regulatory requirements; (5) difficulties in continuing to improve operating efficiencies; (6) difficulties in the integration of acquired businesses; and (7) increased risk associated with an increase in commercial real estate and business loans and non-performing loans.

First Niagara Contact
Leslie G. Garrity	Public Relations and Corporate Communications Manager (716) 819-5921 leslie.garrity@fnfg.com

NewAlliance Contact Paul McCraven	Senior Vice President, Community Development (203) 784-5001